VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2009 MAY 18 A 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 April 2009

09046119

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Virion Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

5/18

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

29 April 2009
ASX Announcement

March 2009 Quarter Cash Flow – Appendix 4c.

The accompanying March 2009 quarter cash flow should be read in conjunction with the Options Rights Issue Prospectus which was released to the market on 22 April 2009.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	31 March 2009

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(196)	(640)
	(b) consultants	(15)	(34)
	(c) research and development	(346)	(1,200)
	(d) leased assets	-	-
	(e) other working capital	(59)	(501)
	(f) intellectual property/patent costs	(47)	(129)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	11	71
1.5	Interest and other costs of finance paid	(1)	(4)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) R&D Tax Refund	-	-
	Net operating cash flows	**(653)**	**(2,437)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(653)**	**(2,437)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	(89)
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	(7)
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**-**	**(96)**
1.14	**Total operating and investing cash flows**	**(653)**	**(2,533)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(55)	662
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material) Shares to be allotted	-	-
	Net financing cash flows	**(55)**	**662**
	Net increase (decrease) in cash held	**(708)**	**(1,871)**
1.21	Cash at beginning of quarter/year to date	1,684	2,847
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**976**	**976**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	159
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	976	1,684
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	976	1,684

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date : 29 April 2009

(Director)

Print name: Bryan Dulhunty..